Exhibit 99.1
Going Private E-mail Mailbox Responses
FW49 — 1/6/2011
1. How will the acquisition of Jo-Ann Stores put us in a better position to open new stores?
Working from the assumption that Leonard Green is the ultimate buyer, they have a history and philosophy of partnering with companies who have strong growth potential, which we have. It could challenge us to grow faster given that our results have been so strong. As a private company, growth might be easier because we would not have to worry about the one time pre-opening store expense charges associated with new store growth and its effect on quarterly stock prices.
2. Doesn’t the purchase of Jo-Ann, by an investment kind of company, make our operation more vulnerable to being sold again by Leonard Green to another company, such as another retailer?
Leonard Green states on its website that its investment philosophy is to be a long-term investor: “We are patient investors and have held positions in some of our portfolio companies more than ten years.” We cannot predict what ownership changes might occur in the future, just as we could not make such predictions had the company remained a public company at this time.
3. What leverage will we as a company gain from Leonard Green purchasing us? (AP support changes, purchasing power, vendor relationships, master vendor contract changes, etc.)
Historically, Leonard Green has not coordinated activities of its portfolio companies in order to gain leverage. However, as of late, some of its companies have partnered together to create greater purchasing power (specifically, PETCO, Sports Authority and The Container Store). Some recent examples of RFPs they have conducted include: paper for Sunday advertising inserts, ocean freight, domestic freight and shopping bags for stores. If a transaction with Leonard Green is completed, we would like to explore such opportunities.
4. What capacity do we have for new stores in one year based on our current personnel?
Our current personnel plans will allow us to execute our strategic plan in FY12 (60 new stores and 60 remodel stores). If we were to ramp up that activity in FY12 or beyond, it would most likely require increased personnel to execute.

5. When will the deductions for the stock purchase program stop?
The deductions for the ASOP will continue until March 31, 2011, or the completion of the acquisition, whichever occurs first.
6. Are we forced to sell our stock in the ASOP?
At the time of the sale, all shares in the ASOP will be cashed out at the transaction price.
7. Will the company still continue to match contributions to our 401(k) plan in some way other than stock?
It has been several years since the company’s 401(k) match was in the form of stock. The match currently is in the form of cash, which is invested in whatever investment option a Team Member selects. We have no current plan to change the match.
8. Will the 401(k) plan enrollment be re-opened once the transaction takes place? Since the ASOP plan is being discontinued, will we have the option to roll those dollars into the 401(k) plan being that our open enrollment policy doesn’t allow TMs to change plans throughout the year?
The 401(k) plan is open for new enrollment or contribution changes at all times, including now. All TMs need to do is go onto the Vanguard website and enroll. Applicable law does not permit ASOP funds to be rolled into the 401(k).
9. What will happen to the stock in my 401(k) at the date of sale? Will I receive $61/share into my 401(k)? Do I need to do anything? Will there be any taxes I have to pay as a result?
At the date of sale, the stock within the 401(k) plan will be cashed out and the cash proceeds placed into a default investment from which you can move the funds to any other investment option. No action will be required on your part, other than to move the proceeds to the investment option of your choice following the sale. There will be no taxes due while the funds remain within the 401(k). Also, the Jo-Ann stock fund in the 401(k) plan is a fund that consists of stock and a small amount of cash (to enable share redemptions) so the price received when that fund is cashed out will be slightly less than $61 per share.

FW48 — 12/30/2010
1. What will happen to the money that is currently collected in my ASOP account?
The Associate Stock Ownership Plan (the “ASOP”) will continue to operate as it always has until the earlier of the end of the current accumulation period (March 31, 2011) or the effective date of the going private transaction, whichever occurs first. At that time the plan participants will receive shares calculated in the normal manner, at either the lower price at the beginning of the period ($44.34) or the end of the period less 15%. At the effective date all shares in the plan will be cashed out at the going private transaction price (which, at this time, is Leonard Green’s offer of $61 per share). Note that there may be some tax implications to plan participants since these shares will not be held for the required holding period; Team Members are encouraged to consult with a tax professional. Jo-Ann will not be able to offer the ASOP following the current accumulation period given that as a private company we will not have publicly-traded stock.
2. What will happen to current deductions going into the ASOP program, which doesn’t close until April?
Please refer to the answer from question #1.
3. Will the acquisition prematurely end the employee stock purchase plan for the Oct 2010-Mar 2011 time period and/or not accept any contributions for the Apr 2011-Sept 2011 time period?
The ASOP will end no later than March 31, 2011.
4. What will happen to our 401k plan?
We expect to proceed with the change in the 401k plan provider from Vanguard to T. Rowe Price as soon as the going private transaction is complete and all company stock has been sold. This should occur within the first half of calendar year 2011. No other changes to the 401k plan have been planned at this time.
5. Will Jo-Ann be reimbursing Team Members for the 401k Jo-Ann shares we were told we had to sell before the going private announcement was made on December 23, 2010?
No. Over a year ago, long before any consideration was being given to a going private transaction, Jo-Ann announced that it would be eliminating the company stock fund as a 401k investment option in accordance with best practices for 401k plans.

Plan participants were given the option of transferring to another investment option during the year or making no change, in which case the company stock investments would automatically be sold and reinvested in a default investment at the end of the year. At the beginning of December the company had to delay the elimination of the stock fund as a 401k investment option when a going private transaction became a possibility. While we understand that some Team Members eliminated the company stock fund from one of their investment choices over the past year, ERISA rules do not permit any adjustments to these participant decisions.
6. What does this mean for the stock owned by Team Members?
Team Members owning stock will be treated like any other shareholder meaning that at the effective date of the going private transaction, you will receive the acquisition price (which, at this time, is Leonard Green’s offer of $61 per share) for each share of stock you own. If TMs hold restricted shares or options, these will vest just before the acquisition and you will receive the acquisition price for your restricted shares, and the difference between the acquisition price and the option exercise price for your options.
7. Will Team Members receive a discount at any of the other companies that Leonard Green owns?
At this time we do not anticipate that Jo-Ann Team Members will receive employee discounts at other Leonard Green portfolio companies, as their philosophy is to allow each of their portfolio companies to operate as an independent, stand-alone company.
###
Cautionary Statement Regarding Forward-Looking Statements
This release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to Jo-Ann, the proposed merger and its business. These forward-looking statements can be identified by the use of terminology such as “subject to,” “believe,” “expects,” “plan,” “project,” “estimate,” “intend,” “may,” “will,” “should,” “can,” or “anticipates,” or the negative thereof, or variations thereon, or comparable terminology, or by discussions of strategy. Although all of these forward looking statements are believed to be reasonable, they are inherently uncertain. Factors which may materially affect such forward-looking statements include, but are not limited to general economic conditions, risks in implementing new marketing initiatives, natural disasters and geo-political events, changes in customer demand, changes in trends in the fabric and craft industry, changes in the competitive pricing for products, the impact of competitors’ store openings and closings, our dependence on suppliers, seasonality, disruptions to the transportation system or increases in transportation costs, energy costs, our ability to recruit and retain highly qualified personnel, our ability to manage our inventory, our ability to effectively manage our distribution network, disruptions to our information systems, failure to maintain the security of our electronic and other confidential information, failure to comply with various laws and regulations, failure to successfully implement the store growth strategy, changes in accounting standards and effective tax rates, inadequacy of our insurance coverage, cash and cash equivalents held at financial institutions in excess of federally insured limits, volatility of our stock price, damage to our reputation, and other factors, and uncertainties associated with the proposed sale of Jo-Ann to an affiliate of Leonard Green & Partners, L.P., including uncertainties relating to the anticipated timing of filings and approvals relating to the transaction, the expected timing of completion of the transaction and the ability to complete the transaction. Other important factors that may cause actual results to differ materially from those expressed in the forward looking statements are discussed in Jo-Ann’s Securities and Exchange Commission filings.
Readers are cautioned not to place undue reliance on forward-looking statements. Jo-Ann cannot guarantee future results, trends, events, levels of activity, performance or achievements. Jo-Ann does not undertake and specifically declines any obligation to update, republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. Consequently, such forward-looking statements should be regarded solely as Jo-Ann’s current plans, estimates and beliefs.
Additional Information and Where to Find It
In connection with the Merger, Jo-Ann will prepare a proxy statement to be filed with the SEC. When completed, a definitive proxy statement and a form of proxy will be mailed to the shareholders of the company. BEFORE MAKING ANY VOTING DECISION, JO-ANN’S SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT REGARDING THE MERGER CAREFULLY AND IN ITS ENTIRETY BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Jo-Ann’s shareholders will be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Jo-Ann’s shareholders will also be able to obtain, without charge, a copy of the proxy statement and other relevant documents (when available) by directing a request by mail or telephone to Jo-Ann Stores Inc., Attn: Corporate Communications, 5555 Darrow Road, Hudson, Ohio 44236, telephone: (330) 463-6865, or from the investor relations section of the company’s website, http://www.joann.com.
Participants in Solicitation
Jo-Ann and its directors and officers may be deemed to be participants in the solicitation of proxies from Jo-Ann’s shareholders with respect to the special meeting of shareholders that will be held to consider the Merger. Information about Jo-Ann’s directors and executive officers and their ownership of the company’s common stock is set forth in the proxy statement for Jo-Ann’s 2010 Annual Meeting of Shareholders, which was filed with the SEC on April 26, 2010. Shareholders may obtain additional information regarding the interests of Jo-Ann and its directors and executive officers in the Merger, which may be different than those of Jo-Ann’s shareholders generally, by reading the proxy statement and other relevant documents regarding the Merger, when filed with the SEC.